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SEC FILE NUMBER
~~8-47605~~ 50671

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/06** (MM/DD/YY) AND ENDING **12/31/06** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

CHICAGO CAPITAL MANAGEMENT, L.P.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 1723
(No. and Street)

Chicago	**Illinois**	**60605**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Gerbel **(312) 362-3051**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 3520	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, STEVEN GERBEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHICAGO CAPITAL MANAGEMENT, L.P., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE


"OFFICIAL SEAL"
Alan R. Juraska
Notary Public, State of Illinois
My Commission Exp. 08/20/2008

Signature

General Partner
Title

Notary Public

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Financial Condition.
[X] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
[X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audit and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Partners of
CHICAGO CAPITAL MANAGEMENT, L.P.

We have audited the accompanying statement of financial condition of CHICAGO CAPITAL MANAGEMENT, L.P. as of December 31, 2006, and the related statements of operations, changes in Partners' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CHICAGO CAPITAL MANAGEMENT, L.P. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 5, 2007

CHICAGO CAPITAL MANAGEMENT, L.P.

STATEMENT OF FINANCIAL CONDITION
as of December 31, 2006

ASSETS

Cash	$	8,070
Marketable securities owned, at market-long stock		149,463,325
Investment in broker-dealer		10,000
Other assets		5,502
	$	149,486,897

LIABILITIES AND PARTNERS' EQUITY

Liabilities		
Securities sold not yet purchased-at market	$	47,114,469
Due to broker – dealer		70,311,336
Accounts payable and accrued expenses		6,415
		117,432,220
Partners' Equity		32,054,677
	$	149,486,897

See accompanying notes.

CHICAGO CAPITAL MANAGEMENT, L.P.

STATEMENT OF OPERATIONS
for the year ended December 31, 2006

Revenues		
Trading income	$	10,438,196
Interest and dividends		4,165,564
Other income		21,793
		14,625,553
Expenses		
Commissions, brokerage and regulatory fees		451,712
Interest and dividends		6,986,268
Professional fees		14,023
Other operating expenses		14,841
		7,466,844
Net Income	$	7,158,709

See accompanying notes.

CHICAGO CAPITAL MANAGEMENT, L.P.

STATEMENT OF CHANGES IN PARTNERS' EQUITY
for the year ended December 31, 2006

	General Partner	Limited Partner	Total
Balance, January 1, 2006	$ 276,126	$ 20,841,829	$ 21,117,955
Partners' contributions	-	8,465,410	8,465,410
Partners' withdrawals	(1,904,840)	(2,782,557)	(4,687,397)
Net income	2,863,484	4,295,225	7,158,709
Balance, December 31, 2006	$ 1,234,770	$ 30,819,907	$ 32,054,677

See accompanying notes.

CHICAGO CAPITAL MANAGEMENT, L.P.

STATEMENT OF CASH FLOWS
for the year ended December 31, 2006

Operating Activities	
Net income	$ 7,158,709
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Securities owned, at market	(44,756,357)
Other assets	20,775
Due to broker - dealer	19,594,896
Accounts payable and accrued expenses	6,415
Securities sold, not yet purchased, at market	14,197,130
Net Cash Used in Operating Activities	(3,778,432)
Financing Activities	
Partners' capital contributions	8,465,410
Partners' capital withdrawals	(4,687,397)
Net Cash Provided by Financing Activities	3,778,013
Net Decrease in Cash	(419)
Cash, Beginning of Year	8,489
Cash, End of Year	$ 8,070

See accompanying notes.

CHICAGO CAPITAL MANAGEMENT, L.P.

NOTES TO FINANCIAL STATEMENTS
for the year ended December 31, 2006

---

1. Organization and Business

Chicago Capital Management, L.P. (the "Company") an Illinois Limited Partnership, is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the Chicago Stock Exchange. Revenue is generated from security investments.

2. Summary of Significant Accounting Policies

Revenue Recognition

Securities transactions and related income and expenses are recorded on the trade date. Generally accepted accounting principles normally require an entity to record security transactions on a trade date basis, however, a majority of brokers and dealers record most securities transactions on the settlement date rather than the trade date.

Income Taxes

For income tax reporting purposes, the Company is a partnership, therefore, no federal income tax is provided in the Company's financial statements and the partners will be responsible for income taxes, if any, on an individual basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), and has elected to use the basic method as permitted by this rule. Under this rule, the Company is required to maintain "net capital" equal to $100,000.

At December 31, 2006 the Company had net capital and net capital requirements of $3,185,147 and $100,000, respectively.

4. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance-sheet risk. The trading of these financial instruments is conducted with registered broker-dealers on domestic stock exchanges. The Company's exposure to credit risk associated with counterparty nonperformance on the above financial instruments is limited to the amounts reflected in the statement of financial condition.

At December 31, 2006, a significant credit concentration consisted of the total net equity of the Company with the Company's clearing broker, Goldman Sachs Execution & Clearing, L.P. Management does not consider any credit risk associated with this net receivable to be significant.

5. Clearing Agreement

The partnership agreement provides that the general partner shall solely conduct and manage the business of the Company. The general partner is entitled to a special allocation equal to 40% of the cumulative trading profit in each limited partner's capital account at the end of each quarter.

The Company has a Joint Back Office (JBO) clearing agreement with Goldman Sachs Execution & Clearing, L.P. ("GSEC"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $10,000 in a Class C limited partnership interest with GSEC. The Company's investment in GSEC is reflected as other investment in the statement of financial condition. Under the rules of the Chicago Stock Exchange, the agreement requires that the Company maintain a minimum net liquidating equity of $1 million with GSEC, exclusive of the stock investment.

6. Rent

The Company rents office space on a monthly basis. Rent expense for the year ended December 31, 2006 was $14,410.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **CHICAGO CAPITAL MANAGEMENT, L.P.** as of **December 31, 2006**

COMPUTATION OF NET CAPITAL

1.	Total ownership (from Statement of Financial Condition-Item 1800)				$ 32,054,677	[3480]
2.	Deduct: Ownership equity not allowable for net capital					[3490]
3.	Total ownership equity qualified for net capital				$ 32,054,677	[3500]
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				$ -	[3520]
	B. Other (deductions) or allowable subordinated liabilities					[3525]
5.	Total capital and allowable subordinated liabilities				$ 32,054,677	[3530]
6.	Deductions and/or charges:					
	A. Total non-allowable assets from Statement of Financial Condition (Note B and C) (See detail below)		$ 15,502	[3540]		
	1. Additional charges for customers' and non-customers' security accounts			[3550]		
	2. Additional charges for customers' and non-customers' commodity accounts			[3560]		
	B. Aged fail-to-deliver			[3570]		
	1. Number of items	[3450]				
	C. Aged short security differences- less reserved of	[3460]		[3580]		
	2. Number of items	[3470]				
	D. Secured demand note deficiency			[3590]		
	E. Commodity futures contract and spot commodities proprietary capital charges			[3600]		
	F. Other deductions and/or charges			[3610]		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7)and (c)(2)(x)			[3615]		
	H. Total deduction and/or charges				$ (15,502)	[3620]
7.	Other additions and/or allowable credits (List)					[3630]
8.	Net Capital before haircuts on securities positions				$ 32,039,175	[3640]
9.	Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):					
	A. Contractual securities commitments			[3660]		
	B. Subordinated securities borrowings			[3670]		
	C. Trading and Investment securities					
	1. Bankers' acceptance, certificates of deposit, and commercial paper			[3680]		
	2. U.S. and Canadian government obligations			[3690]		
	3. State and municipal government obligations			[3700]		
	4. Corporate obligations			[3710]		
	5. Stocks and warrants			[3720]		
	6. Options			[3730]		
	7. Arbitrage			[3732]		
	8. Other securities		$ 18,975,202	[3734]		
	D. Undue concentration		9,878,826	[3650]		
	E. Other (List)			[3736]	$ (28,854,028)	[3740]
10.	Net Capital				$ 3,185,147	[3750]
					OMIT PENNIES	

Non-Allowable Assets (line 6.A):

Investment in broker-dealer	$	10,000
Account receivable		5,502
	$	15,502

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **CHICAGO CAPITAL MANAGEMENT, L.P.** as of **December 31, 2006**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	4,664	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)	$	100,000	[3760]
14.	Excess net capital (line 10 less 13)	$	3,085,147	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	3,178,152	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$	69,955	[3790]
17.	Add:					
	A. Drafts for immediate credit		[3800]			
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]			
	C. Other unrecorded amounts (List)		[3820]			[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))					[3838]
19.	Total aggregate indebtedness			$	69,955	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 – by line 10)			%	2.20	[3850]
21.	Percentage of aggregate indebtedness to net capital <u>after</u> anticipated capital withdrawals (line 19- by line 10 less item 4880 page 11)					[3853]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits			[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	-	[3880]
24.	Net capital requirement (greater of line 22 or 23)	$	-	[3760]
25.	Excess net capital (line 10 less 24)	$	-	[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)			[3851]
27.	Percentage of Net Capital, <u>after</u> anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880, page 11 ÷ by line 17 page 8)			[3854]
28.	Net capital in excess of: 5% of combined aggregate debit items or $300,000	$	-	[3920]

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital		[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement, or
   2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternative method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of Partnerships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

CHICAGO CAPITAL MANAGEMENT, L.P.

FINANCIAL AND OPTERATION COMBINED UNIFORM SINGLE REPORT PART IIA
for the year ended December 31, 2006

Reconciliation Pursuant to Paragraph (d)(4) of Rule 17a-5

Following is a reconciliation and explanation for differences between the unaudited and audited FOCUS Part IIA Report as of December 31, 2006:

Net capital per unaudited FOCUS report	$	3,185,147
Net capital per audited FOCUS report	$	3,185,147

CHICAGO CAPITAL MANAGEMENT, L.P.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
for the year ended December 31, 2006

The Company did not handle any customer cash or securities during the year ended December 31, 2006 and does not have any customer accounts.

CHICAGO CAPITAL MANAGEMENT, L.P.

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
for the year ended December 31, 2006

The Company did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2006 and does not have any PAIB accounts.

CHICAGO CAPITAL MANAGEMENT, L.P.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
for the year ended December 31, 2006

The Company did not handle any customer cash or securities during the year ended December 31, 2006 and does not have any customer accounts.



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

**INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL**

To the Partners of
CHICAGO CAPITAL MANAGEMENT, L.P.

In planning and performing our audit of the financial statements of CHICAGO CAPITAL MANAGEMENT, L.P. (the "Company") for the year ended December 31, 2006, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17A-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); and (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the proceeding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Chicago Board Options Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 5, 2007

END